                                                                      Exhibit 1

Points International Approved for Listing on the Over-The-Counter Bulletin Board

         Common Stock to trade under the ticker symbol "PTSEF"

TORONTO, Nov. 15 /CNW/ -- Points International Ltd. (TSX: PTS; OTC: PTSEF; "Points" or the "Company"), the owner and operator of Points.com, the world's leading reward program management portal, announced today that its common stock has been approved for quotation on the Over-The-Counter Bulletin Board under the ticker symbol PTSEF. The Company's common stock will also continue to trade on the TSX Exchange.

"We are pleased that our common stock has been approved for quotation on the Bulletin Board," said Points' CEO Rob MacLean. "The Bulletin Board quotation service should help us increase visibility among the U.S. investment community and enhance liquidity in our stock."

About Points International Ltd.

Points International Ltd. is the owner and operator of Points.com, the world's leading reward program management portal. At Points.com consumers can Track, Swap, Earn, Buy, Share and Spend miles and points from more than 25 of the world's leading reward programs including Aeroplan(R), American Airlines AAdvantage(R) program, Asia Miles(TM), Cendant TripRewards, Delta SkyMiles(R), GoldPoints Reward Network, Intercontinental Hotels Group's Priority Club(R) Rewards, S&H greenpoints and Starbucks.

For further information

     Investor Relations - Steve Yuzpe, Chief Financial Officer of Points International Ltd., +1-416-596-6382, steve.yuzpe@points.com, or

     Ed Lewis of CEOcast, Inc. for Points International, +1-212-732-4300, elewis@ceocast.com
     ------------------

     Business Development Inquiries - Christopher Barnard, President of Points International Ltd., +1-416-596-6381,

     christopher.barnard@points.com
     ------------------------------